SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Buenos Aires, July 5, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

Ciudad Autónoma de Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Ciudad Autónoma de Buenos Aires

Ref.: Changes in the Board of Directors of YPF S.A.

Dear Sirs,

The purpose of this letter is to comply with the requirements of the Rules of the National Securities Commission and the corresponding ByMA and MAE Rules.

In this regard, it is hereby informed that the Board of Directors, at its meeting held on July 4, 2024, accepted the resignations of the Class D Regular Directors, Messrs. Horacio Oscar Forchiassin and Jimena Hebe Latorre, and of the Class A Regular Director, Mr. Nicolas Jose Posse, all for strictly personal reasons.

In addition, the Supervisory Committee for Class D shares appointed Messrs. Marilina José Jaramillo and César Rodolfo Biffi as Regular Directors for Class D shares, both with a term of office until the election of new directors by the Shareholders’ Meeting.

Finally, we inform that the Company has received a communication from the Class A shareholder, the National State-Secretariat of Energy-Ministry of Economy, informing that it has appointed Mr. Guillermo Alberto Francos as Regular Director representing the Class A Shares.

Sincerely yours,

Germán Fernández Lahore

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 5, 2024	By:	/s/ Germán Fernández Lahore
	Name:	Germán Fernández Lahore
	Title:	Market Relations Officer

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